SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 8)1
Stamps.com Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
852857200

(CUSIP Number)
Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102 (Tel.) (239) 262-8577

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 4, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
Page 1 of 6 pages

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	852857200	13D	Page	2	of	6

1	NAME OF REPORTING PERSON Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	PF-OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,081,299

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		409,977

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,081,299

WITH	10	SHARED DISPOSITIVE POWER

		409,977

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,491,276

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.4%

14	TYPE OF REPORTING PERSON*

	IN-IA-OO
*  SEE INSTRUCTIONS BEFORE FILLING OUT!

Introduction
     This constitutes Amendment No. 8 to the statement on Schedule 13D, filed on behalf of Lloyd I. Miller, III (“Mr. Miller”), dated April 30, 2002, as amended (the “Statement”), relating to the common stock, par value $0.001 per share (the “Shares”), of Stamps.com Inc., a Delaware corporation (the “Company”). The Company’s principal executive office is located at 12959 Coral Tree Place, Los Angeles, California 90066. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 of the Statement is hereby amended and restated in its entirety as follows:
     Mr. Miller is the investment advisor to the trustee of Trust A-4 (the “Trust”). The Trust was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, Trust A was split into four separate trusts, one of which was the Trust. All of the Shares purchased by the Trust were purchased by funds generated and held by the Trust. The aggregate purchase price for the Shares purchased by Trust A-4 was $1,534,079.12.
     Mr. Miller is the manager of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC, dated as of December 10, 1996. Milfam LLC is the general partner of (i) Milfam I L.P. (“Milfam I”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam I L.P., dated December 11, 1996, and (ii) Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996.
     Milfam I: All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam I were purchased with money contributed to Milfam I by its partners or money generated and held by Milfam I. The aggregate purchase price for the Shares purchased by Milfam I was $334,400.00.
     Milfam II: All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the Shares purchased by Milfam II was $2,638,024.06.
     All of the Shares purchased by Mr. Miller on his own behalf were purchased with personal funds generated and held by Mr. Miller. The purchase price for the Shares purchased by Mr. Miller on his own behalf was $1,658,840.58.
     Mr. Miller is the custodian to certain accounts created pursuant to the Florida Uniform Gift to Minors Act (“UGMA”). One such account is for the benefit of Alexandra Miller (“Alex UGMA”) and another is for the benefit of Lloyd I. Miller, IV (“Lloyd IV UGMA” and together with the Alex UGMA, the “Miller UGMAs”). All of the Shares Mr. Miller is deemed to beneficially own as the custodian to the Miller UGMAs were purchased with money generated and held by the Miller UGMAs. The aggregate purchase price for the Shares purchased by the Alex UGMA was $6,059.98. The aggregate purchase price for the Shares purchased by the Lloyd IV UGMA was $6,059.98.

     Mr. Miller is an Authorized Person with respect to Shares held by a Custodian Managed Account established pursuant to a certain PNC Advisors Custody Agreement dated as of December 9, 2003 (“the Managed Account”). All of the Shares held by the Managed Account were obtained pursuant to distributions received from a grantor retained annuity trust.
     Pursuant to an Irrevocable Trust Agreement (“MILGRAT I (G7)”), dated as of December 15, 2009, Mr. Miller was named as the trustee of MILGRAT I (G7). All of the Shares Mr. Miller is deemed to beneficially own as trustee of MILGRAT I(G7) were contributed to MILGRAT I (G7) by its grantor, Catherine C. Miller.
Item 4. Purpose of the Transaction
     Item 4 of the Statement is hereby amended by adding at the end thereof the following:
     The purpose of this Amendment is to report that since the filing of Amendment No. 7 to the Statement, dated November 30, 2007 (“Amendment No. 7”), a material change occurred in the percentage of Shares beneficially owned by Mr. Miller, solely as a result of (i) a reduction of the number of outstanding Shares of the Company caused by the repurchase of Shares pursuant to Company stock repurchase programs and (ii) certain grants of options to purchase shares made to Mr. Miller as a director pursuant to a Company non-employee director option program. On March 4, 2010, Mr. Miller’s ownership percentage increased to above 10%.
     In addition, Mr. Miller no longer has beneficial ownership for 500 shares held by Kimberly S. Miller, his former spouse.
Item 5. Interest in Securities of the Issuer
     Item 5 of the Statement is hereby amended and restated in its entirety as follows:
     (a) Mr. Miller beneficially owns 1,491,276 Shares, which is equal to approximately 10.4% of the 14,317,786 outstanding Shares. Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the 14,317,786 outstanding Shares is calculated as follows: (i) 14,287,786 outstanding Shares, as reported in the Company’s 10K filed on March 15, 2010, and (ii) 30,000 Shares which Mr. Miller may be deemed to beneficially own upon the exercise of certain immediately exercisable options Mr. Miller beneficially owns.
     As of the date hereof, 259,344 of the Shares beneficially owned by Mr. Miller are owned of record by Trust A-4, 55,000 of the Shares beneficially owned by Mr. Miller are owned of record by Milfam I, 456,630 of the Shares beneficially owned by Mr. Miller are owned of record by Milfam II, 380,403 of the Shares beneficially owned by Mr. Miller are owned of record by Mr. Miller directly (including options to purchase 30,000 Shares), 1,000 of the Shares beneficially owned by Mr. Miller are owned of record by Lloyd IV UGMA, 1,000 of the Shares beneficially owned by Mr. Miller are owned of record by Alexandra UGMA, 187,266 of the Shares beneficially owned by Mr. Miller are owned of record by MILGRAT I (G7), and 150,633 of the Shares beneficially owned by Mr. Miller are owned of record by the Managed Account.

     (b) Mr. Miller has or may be deemed to have shared voting and dispositive power for Shares held of record by Trust A-4, and the Managed Account. Mr. Miller has or may be deemed to have sole voting and dispositive power for all Shares held of record by Milfam I L.P., Milfam II L.P., Lloyd IV UGMA, Alexandra UGMA, MILGRAT I (G7) and Mr. Miller directly.
     (c) Not applicable.
     (d) Other than Shares held directly by Mr. Miller, persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from, the sale of the reported securities.
     (e) Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 26, 2010

/s/ Lloyd I. Miller, III
Lloyd I. Miller, III